OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REALBLOCKS PRIVATE SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 W 23RD STREET, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212) 668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA, LLP
(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK DRIVE WEST, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lowell Scott Brooks III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REALBLOCKS PRIVATE SECURITIES, as of JUNE 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
_Chief Executive Officer

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RealBlocks Private Securities, Inc.

Statement of Financial Condition

As of June 30, 2023

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 5

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Stockholder's of RealBlocks Private Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RealBlocks Private Securities, Inc. (the "Company"), as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mazars USA LLP

Woodbury, NY
August 25, 2023

Statement of Financial Condition
As of June 30, 2023

ASSETS	
Cash and cash equivalents	$ 162,100
Prepaid expenses and other assets	19,653
Account receivable	350
TOTAL ASSETS	$ 182,103
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to Parent	$ 27,950
TOTAL LIABILITIES	$ 27,950
Stockholder's Equity	
Common Stock, $0.0001 par value, 1,000 shares authorized issued and outstanding	$ -
Additional paid-in-Capital	1,154,479
Accumulated deficit	(1,000,326)
TOTAL STOCKHOLDER'S EQUITY	154,153
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 182,103

See accompanying notes to financial statement

Notes to Financial Statement
As of June 30, 2023

1. Organization and Nature of Business

RealBlocks Private Securities, Inc. (The "Company"), incorporated under the laws of the state of Delaware on October 24, 2019 is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective July 17, 2020. The Company does not clear trades nor carry customer accounts. The Company is located in New York. The Company's primary business activity is private placement of securities. The Company is a wholly owned subsidiary of Envexergy, Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking account held at a financial institution. At June 30, 2023, the Company has no cash equivalents.

The Company's cash and cash equivalents are held principally at one financial institution. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Each private placement transaction engagement will be separately negotiated. These documents will allow the Company to assess the performance obligations required to be met in order to earn revenue. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue for fee income is recognized at the point in time that performance under the arrangements is completed. In addition to private placement fees, there are nominal one-time onboarding fees charged at the time of onboarding customers to the platform. The Company believes that the performance obligation is satisfied at the point in time because that is when the purchaser is identified, the customer is onboarded, the fee is determined. Accounts Receivable balance as of July 1, 2022 was $0. Accounts receivable balance as of June 30, 2023 was $350.

Income Taxes
The Company's method of accounting for income taxes conforms with FASB ASC 740.

The provision for income taxes varies from the expected federal statutory rate primarily as a result of a full valuation allowance assessed at June 30, 2023.

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities as well as net operating loss carry forwards. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's taxes from inception remain open to review by the appropriate jurisdictions. There were no uncertain positions as of June 30, 2023.

The Company has available at June 30, 2023, unused net operating loss carry-forwards of $1,000,326, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $340,110. In the current year the Company had a net loss for tax purposes of $363,564. The Net Operating Loss carry-forwards may be carried forward indefinitely. As of June 30, 2023 the Company recognized a valuation allowance in the amount of $340,110 that fully offsets the deferred tax asset. The Company had a change in the valuation allowance of $123,610.

Management's Plan
As shown in the accompanying financial statements, the Company has sustained operating losses since inception. Historically, the Parent Company has provided financial support to fund the Company's operations and until such time the Company achieves profitability, they will have continued support of the parent.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with Envexergy, Inc., the Company's parent. The terms of the expense sharing agreement provide that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the parent at cost. The Parent Company agreed to capitalize $52,382 of the outstanding liability as capital contributions from the the parent and are included in Member's Equity in the Statement of Financial Condition as of December 31, 2022. As of June 30, 2023, $27,950 was due and payable to the parent.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2023, the Company had net capital of $134,150 which was $129,150 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 20.83%.

Notes to Financial Statement
As of June 30, 2023

5. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2023 and August 25, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.